Exhibit 99.4

Subscription Agreement

Integrated Media Technology Limited ACN 132 653 948
eGlass Technologies Ltd ACN 659 782 028
[Investor Name]

Contents

1.	Definitions	1
2.	Interpretation	3
3.	Completion	4
4.	Notes and Warrants	5
5.	Representations and warranties	6
6.	Consents and approvals	7
7.	Confidentiality	7
8.	Assignment	7
9.	Amendment	7
10.	No waiver	8
11.	No merger	8
12.	Further action	8
13.	Entire agreement	8
14.	Contribution	8
15.	Counterparts	8
16.	Notice	9
17.	Governing law	9
18.	Costs	9
Schedule 1 – Note terms
1.	Defined terms	10
2.	Form and Face Value	10
3.	Ranking, security and other indebtedness	10
4.	Interest	10
5.	Conversion	11
6.	Requirements of Holder Notices	12
7.	Repayment and notice obligations	12
8.	Conversion	13
9.	Transactions	14
10.	Enforcement	14
11.	General	14
12.	Certificate and Register	15
13.	Notices	16
14.	Amendments to these Terms	17
15.	Governing law and jurisdiction	17
16.	Interpretation and Definitions	18
Schedule 2 – Warrant Exercise Notice		24
Schedule 3 – Warrant Terms		25

i

Parties

Party 1

Integrated Media Technology Limited ACN 132 653 948 of Level 7, 420 King William Street Adelaide South Australia 5000 (Company)

Party 2

eGlass Technologies Ltd (formerly known as Smartgass Technologies Ltd) ACN 659 782 028 of Level 7, 420 King William Street Adelaide South Australia 5000 (eGlass)

Party 3

[Name] of [   ] (Subscriber)

Introduction

A.	The Company has agreed to issue, and the Subscriber has agreed to subscribe for, the Subscription Notes; and

B.	eGlass has agreed to issue, and the Subscriber has agreed to subscribe for, the Warrants, on the terms of this agreement.

Operative clauses

1.	Definitions

Unless otherwise specified, in this agreement:

Affiliate means any person or entity that is directly or indirectly in control of, controlled by, or under common control with, such other entity, including but not limited to, parent or subsidiary corporations or entities;

ASIC means the Australian Securities and Investments Commission;

ASX means ASX Limited (ABN 98 008 624 691) or the securities exchange operated by ASX Limited, as the context requires;

ASX Listing Rules means the listing rules of ASX as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

Authorisation includes:

1	any consent, registration, filing, agreement, notice of non-objection, notarisation, certificate, licence, approval, permit, authority or exemption from, by or with a Government Agency; and

2	in relation to anything which a Government Agency may prohibit or restrict within a specific period, the expiry of that period without intervention or action or notice of intended intervention or action;

Business Day means a day on which banks are open for business in Adelaide which is not a Saturday, Sunday or public holiday;

Completion means completion of the issue of the Subscription Notes and Warrants in accordance with clause 3;

Completion Date means the next Business Day after the date of this agreement or such other date agreed by the parties;

Constitution means the constitution of the Company, as amended from time to time;

Corporations Act means the Corporations Act 2001 (Cth);

Encumbrance means any interest or power:

1	reserved in or over any interest in any asset; or

2	created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power,

by way of, or having similar commercial effect to, security for payment of a debt, any other monetary obligation or the performance of any other obligation, or any trust or any retention of title and includes, but is not limited to, any agreement to grant or create any of the above;

Government Agency means a government or a governmental, semi government, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity;

Group means the Company and each Subsidiary;

Group Member means a member of the Group;

Immediately Available Funds means payment by bank cheque or electronic funds transfer into an account nominated by the Company;

Insolvency Event occurs in relation to a body corporate if:

1	it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act); or

2	it has a controller (as defined in the Corporations Act) appointed, or is in receivership, in receivership and management, in liquidation, in provisional liquidation, under administration or wound up or has had a receiver appointed to any part of its property; or

3	it is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute, dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the creditors); or

4	an application or order has been made (and, in the case of an application, it is not stayed, withdrawn or dismissed within 30 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of 1, 2 or 3 above; or

5	it is taken (under section 459(F)(1) of the Corporations Act) to have failed to comply with a statutory demand; or

6	it is the subject of an event described in section 459(C)(2)(b) or section 585 of the Corporations Act (or it makes a statement from which a creditor reasonably deduces it is so subject); or

7	it is otherwise unable to pay its debts when they fall due; or

8	something having a substantially similar effect to 1 to 7 happens in connection with it under the law of any jurisdiction;

IPO means an initial public offering of shares in eGlass pursuant to a prospectus to be lodged with ASIC, in support of an application by eGlass to be admitted to the official list of ASX;

IPO Price means the price at which new shares in eGlass are offered to the public pursuant to the IPO;

Note Certificate means a “Certificate” as defined in the Note Terms;

Notes means convertible notes issued by the Company in accordance with the Note Terms;

Note Subscription Amount means the Face Value (as defined in the Note Terms) multiplied by the number of Subscription Notes;

Note Terms means the terms of issue of the Notes as set out in Schedule 1;

Relevant Number has the meaning given in clause 4.3;

Share means an ordinary fully paid share in the capital of the Company or eGlass, as the case requires;

Securities has the meaning given in clause 3.1(a);

Subscriber Warranties means the warranties provided by the Subscriber under clause 5.2;

Subscription Notes means that number of Notes which at their specified face value is equal to US$[   ].

Subsidiary has the meaning given in the Corporations Act, but an entity will also be taken to be a Subsidiary of an entity if it is controlled by that entity (expressions used in this definition have the meanings given for the purposes of Chapter 2M of the Corporations Act) and, without limitation:

1	a trust may be a Subsidiary, for the purposes of which a unit or other beneficial interest will be regarded as a share; and

2	an entity may be a Subsidiary of a trust if it would have been a Subsidiary if that trust were a corporation;

Trading Day has the meaning given in the ASX Listing Rules;

Warrant means US$[  ] unlisted warrants issued to the Subscriber in accordance with the Warrant Terms;

Warrant Certificates means certificates in the form set out in Schedule 4 evidencing the issue of the Warrants;

Warrant Exercise Notice means an exercise notice in the form set out in Schedule 2;

Warrant Exercise Price means an amount equal to the IPO Price per Warrant, adjusted in accordance with the Warrant Terms;

Warrant Expiry Date means the first anniversary of the date eGlass is admitted to the official list of ASX;

Warrant Terms means the terms of issue of the Warrants as set out in Schedule 3.

2.	Interpretation

In this agreement, unless the context otherwise requires:

2.1	the Introduction is correct;

2.2	headings do not affect interpretation;

2.3	singular includes plural and plural includes singular;

2.4	words of one gender include any gender;

2.5	a reference to time is a reference to Adelaide, Australia time;

2.6	a reference to “dollars”, “US$” or “$” is a reference to United States currency;

2.7	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

2.8	a reference to a clause, paragraph, schedule or annexure is to a clause or paragraph of, or schedule or annexure to, this agreement, and a reference to this agreement includes any schedule or annexure;

2.9	reference to a person includes a corporation, body corporate, joint venture, association, government body, firm and any other entity;

2.10	a reference to a party is to a party to this agreement, and a reference to a party to an agreement includes the party’s executors, administrators, successors and permitted assigns and substitutes;

2.11	a reference to this agreement includes this agreement as varied, supplemented, assigned or novated from time to time;

2.12	reference to two or more people means each of them individually and all of them jointly;

2.13	if a party comprises two or more people:

(a)	a promise by that party binds each of them individually and all of them jointly;

(b)	a right given to that party is given to each of them individually;

(c)	a representation, warranty or undertaking by that party is made by each of them individually;

2.14	a provision must not be construed against a party only because that party prepared it;

2.15	a provision must be read down to the extent necessary to be valid. If it cannot be read down to that extent, it must be severed;

2.16	the meaning of general words or provisions shall not be limited by references to specific matters that follow them (for example, introduced by words such as “including” or “in particular”) or precede them or are included elsewhere in this agreement;

2.17	if a thing is to be done on a day which is not a Business Day, it must be done on the next Business Day;

2.18	another grammatical form of a defined expression has a corresponding meaning;

2.19	an expression defined in the Corporations Act 2001 (Cth) has the meaning given by that Act at the date of this agreement.

3.	Completion

3.1	Obligations at Completion

(a)	On the Completion Date, the Company must:

(i)	issue the Subscription Notes and Warrants (Securities) to the Subscriber;

(ii)	cause the Subscriber to be registered as the holder of each of the Securities in the registers maintained by the Company in respect of each class of Security;

(iii)	issue Warrant Certificates in the name of the Subscriber in respect of each of the Warrants;

(iv)	issue a Note Certificate in the name of the Subscriber in respect of the Subscription Notes;

(v)	provide the Subscriber with a certified copy of the Warrant register showing the Subscriber as registered holder of the Warrants;

(vi)	provide the Subscriber with a certified copy of the Notes register showing the Subscriber as registered holder of the Subscription Note.

(b)	The Subscriber acknowledges that this agreement constitutes its application for each of the Securities and on the Completion Date the Subscriber agrees to:

(i)	subscribe for and accept the issue of the Securities;

(ii)	pay the Note Subscription Amount to the Company in respect of the Subscription Notes in Immediately Available Funds to the designated account determined by the Company;

(iii)	be bound by the Warrant Terms and the Note Terms (as applicable).

(c)	For the avoidance of doubt, no subscription price will be payable in respect of the issue of the Warrants.

3.2	Time and place for Completion

Completion will take place on the Completion Date and may occur by electronic exchange of documents.

3.3	Securities

Each of the Securities issued to the Subscriber must be issued:

(a)	fully paid;

(b)	free and clear of all Encumbrances;

(c)	equal in ranking in all respects with the other equivalent securities on issue (if any) as at the Completion Date; and

(d)	such that they are able to be freely transferred by the Subscriber.

4.	Notes and Warrants

4.1	Note Terms

(a)	Each Subscription Note is granted on, and subject to, the Note Terms.

(b)	Each party undertakes in favour of the other that it will comply with the Note Terms.

(c)	The Subscription Notes may only be Converted or Repaid (each as defined in the Note Terms), in accordance with the Note Terms.

4.2	Warrant Terms

(a)	Each Warrant is granted on, and subject to, the Warrant Terms.

(b)	Each party undertakes in favour of the other that it will comply with the Warrant Terms.

4.3	Warrant Exercise

(a)	The Warrants may be exercised by the Subscriber at any time after the date eGlass becomes admitted to the official list of ASX and any time prior to the relevant Warrant Expiry Date by delivering to the Company a Warrant Exercise Notice duly executed by the Subscriber (together with the relevant Warrant Certificate), specifying the number of Warrants being exercised, which number must be an integral multiple of 50,000, or whatever number of Warrants remain if there are less than 50,000 (the Relevant Number) and paying to the Company in Immediately Available Funds, upon the date of the issue of eGlass Shares in connection with the exercise of the relevant Warrants, an amount equal to the Warrant Exercise Price multiplied by the Relevant Number (Settlement Price).

(b)	eGlass must, within 2 Business Days of receipt of the documents referred to in clause 4.3(a):

(i)	issue to the Subscriber the Relevant Number of eGlass Shares; and

(ii)	if applicable, issue a replacement Warrant Certificate to the Subscriber for the remaining unexercised Warrants;

(c)	The Subscriber must, upon the same Business Day as the issue of eGlass Shares under clause 4.3(b), pay the Settlement Price to the Company in Immediately Available Funds.

(d)	A Warrant Exercise Notice once given is irrevocable and binds the Subscriber.

4.4	If Warrants not exercised

(a)	If any Warrants are not exercised in accordance with clause 4.3 on or before the Warrant Expiry Date, those Warrants will automatically expire.

(b)	The Warrants will automatically expire if eGlass does not become admitted to the official list of ASX on or before the first anniversary of the date of this agreement.

5.	Representations and warranties

5.1	Company Warranties

The Company and eGlass represent and warrant to and for the benefit of the Subscriber that, except as fully and fairly disclosed prior to the date of this agreement, each of the following statements is true, accurate and not misleading as at the date of this agreement and as at the Completion Date:

(a)	(Status) each Group Member is a body corporate validly existing under the laws of its place of incorporation or establishment;

(b)	(Corporate power) the Company has the corporate power to enter into and perform its obligations under this agreement and to carry out the transactions contemplated by this agreement;

(c)	(Corporate action) subject to the satisfaction of the conditions in clause 4.1, the Company has taken all necessary corporate action to authorise the entry into and performance of this agreement and to carry out the transactions contemplated by this agreement;

(d)	(Power and capacity) each Group Member has the power and capacity to own its assets and to conduct its business in the manner presently conducted;

(e)	(Binding obligation) this agreement is the Company’s valid and binding obligation, enforceable in accordance with its terms;

(f)	(No contravention) neither the entry into nor performance by the Company nor eGlass of this agreement in accordance with its terms nor any transaction contemplated under this agreement violates in any material respect any provision of any judgment binding on the Company, its constituent documents, any law or any document, agreement or other arrangement binding on it or its assets;

(g)	(Solvency) There is no Insolvency Event or potential Insolvency Event relating to any Group Member and, assuming completion of this agreement, each Group Member is able to pay its debts as and when they fall due.

5.2	Subscriber Warranties

The Subscriber represents and warrants to and for the benefit of the Company that each of the following statements is true, accurate and not misleading as at the date of this agreement and as at the Completion Date:

(a)	If it is a company:

(i)	(status) it is a body corporate validly existing under the laws of its place of incorporation or establishment;

(ii)	(corporate power) it has the corporate power to enter into and perform its obligations under this agreement and to carry out the transactions contemplated by this agreement;

(iii)	(corporate action) it has taken all necessary corporate action to authorise the entry into and performance of this agreement and to carry out the transactions contemplated by this agreement.

(b)	(binding obligation) This agreement is its valid and binding obligation.

(c)	(no contravention) Neither the entry into nor performance by it of this agreement nor any transaction contemplated under this agreement violates in any material respect any provision of any judgment binding on it, its constituent documents, any law or any document, agreement or other arrangement binding on it or its assets.

(d)	(jurisdiction) It is not located or taken to be located in Australia or the United States of America, and this agreement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction.

The Subscriber acknowledges that any securities described in this agreement have not been, and will not be, registered under the US Securities Act of 1933 (as amended) and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.

6.	Consents and approvals

6.1	Unless otherwise provided, a party may give or withhold its determination, consent, agreement, authorisation or approval:

(a)	in that party’s absolute discretion;

(b)	with or without conditions and without giving reasons;

(c)	when that party chooses.

6.2	A party’s determination, consent, agreement, authorisation or approval is valid only if it is in writing and signed by that party or its authorised representative.

7.	Confidentiality

7.1	A party (using party) may only use Confidential Information of the other party:

(a)	if necessary to perform the using party’s obligations under this agreement; or

(b)	if the other party consents to the use.

7.2	A party (disclosing party) may only disclose Confidential Information of the other party:

(a)	to the disclosing party’s professional advisers;

(b)	if required by law or the rules of a recognised securities exchange;

(c)	if necessary to perform the disclosing party’s obligations or exercise the disclosing party’s rights under this agreement;

(d)	if the other party consents to the disclosure;

(e)	if and to the extent the information is publicly available other than by a breach of the disclosing party of this agreement, or any other agreement; or

(f)	if the information is already in the possession of the disclosing party or comes into the possession of the disclosing party other than by breach of this agreement, or any other agreement.

7.3	In this clause 7, the term “Confidential Information” means:

(a)	any term of this agreement;

(b)	trade secrets, know-how, financial data, accounting information, statistics, research, scientific, technical, product, market or pricing information of a party or relating to a party’s systems, business, employees or contractors;

(c)	any other information belonging to a party that is marked “confidential”; and

(d)	any other information belonging to a party which is of a confidential nature.

8.	Assignment

A party may only assign its rights or obligations under this agreement with the written consent of the other party, which consent must not be unreasonably withheld.

9.	Amendment

This agreement may only be amended in writing signed by the parties.

10.	No waiver

10.1	A party may only waive a breach of this agreement in writing signed by that party or its authorised representative.

10.2	A waiver is limited to the instance referred to in the writing (or if no instance is referred to in the writing, to past breaches).

11.	No merger

The rights and obligations under this agreement do not merge on completion of any transaction contemplated by this agreement.

12.	Further action

12.1	Each party must do all things necessary to carry out this agreement, including:

(a)	executing documents; and

(b)	ensuring its employees and agents perform their obligations.

12.2	A party must not do anything that will prevent this agreement from being carried out.

13.	Entire agreement

13.1	This document records the entire agreement between the parties about its subject matter.

13.2	The parties exclude all terms implied by law, where possible.

13.3	Neither party has given any warranty or made any representation to the other party about the subject matter of this agreement, other than those warranties and representations appearing in this document.

14.	Contribution

Damages for any breach of this agreement are reduced to the extent that the claimant caused or contributed to the damage.

15.	Counterparts

15.1	This agreement may be executed in any number of counterparts.

15.2	Each counterpart of this agreement constitutes an original of this agreement, all of which together constitute one agreement.

15.3	In this clause, electronic signature means a digital signature or other visual representation of a person’s handwritten signature or mark placed or typed on a copy of this agreement by electronic or mechanical means (or any other means of electronic signing this agreement used by agreement between the parties) and electronically signed has a corresponding meaning.

15.4	The parties consent to this agreement being signed by or on behalf of a party by electronic signature.

15.5	Where this agreement is electronically signed by or on behalf of a party, the party warrants and agrees that the electronic signature has been used to identify the person signing and to indicate that the party intends to be bound by this agreement.

15.6	This agreement may be electronically signed in any number of counterparts which together will constitute one document.

15.7	Each party consents to the exchange of counterparts of this agreement by delivery by email to the party or its legal representative or other electronic means of exchange as the parties may agree.

15.8	If executed by electronic method, an electronic copy of this agreement duly executed by both parties will be taken to be an original.

16.	Notice

16.1	Notice must be in writing and in English, and may be given by an authorised representative of the sender.

16.2	Notice may be given to a person:

(a)	personally;

(b)	by leaving it at the person’s address last notified;

(c)	by sending it by pre paid mail to the person’s address last notified;

(d)	by sending it by electronic mail to the person’s email address last notified.

16.3	Notice is deemed to be received by a person:

(a)	when left at the person’s address;

(b)	if sent by pre paid mail, five Business Days after posting;

(c)	if sent by electronic mail, on the day after the day the message is showing on the sender’s electronic mail system as having been properly transferred or transmitted.

However, if the notice is deemed to be received on a day which is not a Business Day it is deemed to be received on the next Business Day.

16.4	If two or more people comprise a party, notice to one is effective notice to all.

17.	Governing law

17.1	This agreement is governed by the law of South Australia.

17.2	The parties irrevocably submit to the non-exclusive jurisdiction of the courts of South Australia and the South Australian division of the Federal Court of Australia, and the courts of appeal from them.

17.3	No party may object to the jurisdiction of any of those courts on the ground that it is an inconvenient forum or that it does not have jurisdiction.

18.	Costs

The parties must pay their own cost of preparing this agreement and any document required by this agreement.

Schedule 1 – Note terms

1.	Defined terms

Words and expressions defined in clause 16 have the meanings given to them in that clause when used in these Terms.

2.	Form and Face Value

2.1	Form

(a)	The Notes are unsecured, non-cumulative, non-redeemable, convertible notes issued under these Terms (Notes).

(b)	The Holder and transferees are entitled to the benefit of and are bound by the provisions of these Terms.

2.2	Face Value and Issue Price

(a)	Each Note has a face value of $1 (Face Value).

(b)	Each Note will be issued by the Issuer at an issue price of $1 (Issue Price). The Issue Price must be paid in full on the Issue Date.

2.3	Certificate

A Certificate will be issued to each Holder in respect of the Holder’s Notes.

2.4	Transfer

(a)	The Notes are transferable at the Holder’s absolute discretion, subject always to the Corporations Act and applicable law.

(b)	The Issuer must register a transfer of Notes on receipt of a document executed by the transferor and the transferee that constitutes the transfer.

2.5	Quotation

The Notes will not be quoted on ASX.

3.	Ranking, security and other indebtedness

3.1	Ranking

(a)	The Notes are direct, unsecured and unsubordinated debt obligations of the Issuer and rank without preference or priority among themselves and at least equally with all present and future unsubordinated and unsecured debt obligations of the Issuer (subject to laws and principles of equity generally affecting creditors’ rights).

(b)	The ranking of Notes is not affected by the date of registration of any Holder in the Register.

3.2	No Security Interest

Nothing in these Terms creates a Security Interest over any asset of the Issuer or eGlass.

4.	Interest

4.1	Interest free

No interest is payable on the Notes.

4.2	Record Dates

All payments under or in respect of any Note will be made only to the person registered as Holder of that Note on the relevant Record Date.

4.3	Deductions and gross up

(a)	Subject to paragraph 4.3(b) and clause 4.4, all payments under or in respect of these Terms must be made without set off or counterclaim and free of deduction for or on account of any tax or similar amount.

(b)	The Issuer may withhold or deduct from any interest or other amounts payable to the Holder the amount of any Tax which a qualified legal or taxation advisor acceptable to the Holder (acting reasonably) advises the Holder in writing, and on letterhead, that the Issuer is required by law to withhold or deduct in respect of such interest or other amount.

(c)	If the Issuer is required by law to withhold or deduct from any amount payable to the Holder the amount of any Tax, the Issuer will pay such additional amounts to the Holder as are necessary to ensure that the Holder receives, in total, an amount equal to the amount that it would have received if no such withholding or deduction had been required.

(d)	The Issuer will pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law and will, if required by any Holder, deliver to that Holder a copy of the relevant receipt issued by the revenue authority without unreasonable delay after it is received by the Issuer.

4.4	Set off

A Holder may set off any amounts owing by it to the Issuer against Claims owing by the Issuer to the Holder.

4.5	Method of payment

Any amount which is payable to the Holder in respect Notes will, unless the Issuer and Holder otherwise agree, be paid by direct credit into an account nominated by the Holder at a financial institution. If the Holder fails to nominate such an account, the amount may be deposited by the Issuer in an interest bearing bank account in the Issuer’s name established for the purpose and held by the Issuer until the Holder nominates an account, with such interest accruing to the Holder.

5.	Conversion

5.1	Conversion

(a)	Subject to clause 5.1(b), all Notes held by a Holder will Convert to eGlass Shares under clause 8.2(a), on the date eGlass receives notice from ASX that it will be admitted to the official list of ASX, subject only to customary conditions including the issue of eGlass Shares under the IPO.

(b)	If by the first anniversary of the date of this agreement eGlass has not received notice from ASX that it will be admitted to the official list of ASX, subject only to customary conditions including the issue of shares under the IPO, all Notes will convert to Issuer Shares under clause 8.2(b).

5.2	Number of Notes to be Converted

A Conversion under clause 5.1 will be in relation to all (but not some only) of the Holder’s Notes.

5.3	Conversion upon Event of Default

If an Event of Default has occurred, the Holder may require Conversion of all (but not some only) of the Holder’s holding of Notes, by giving a Conversion Notice to the Issuer no later than 15 Business Days after the date of the notice given by the Issuer under clause 7.1 providing notice to the Holder of the occurrence of the relevant event.

5.4	Conversion Date

Conversion must occur 2 Business Days after the first to occur of:

(a)	the date the Conversion Notice is given to the Issuer by the Holder under clause 5.3; and

(b)	the date eGlass receives notice from ASX that it will be admitted to the official list of ASX, subject only to customary conditions including the issue of eGlass Shares under the IPO; and

(c)	the first anniversary of the date of this agreement, (Conversion Date).

6.	Requirements of Holder Notices

6.1	Once given by the Holder, a Holder Repayment Notice or Conversion Notice (Holder Notice) cannot be withdrawn without the written consent of the Issuer.

6.2	A Holder Notice must be accompanied by evidence of title reasonably acceptable to the Issuer for the Notes the subject of the Holder Notice and is not taken to be a valid Holder Notice unless and until such evidence is actually received by the Issuer.

6.3	A Holder must not deal with, transfer, dispose of or encumber any Notes the subject of a Holder Notice once that Holder Notice has been given.

6.4	Where the Issuer has received a valid Conversion Notice in respect of any particular Notes, any Conversion Notice subsequently received will be taken to apply only to Notes which were not the subject of the prior Conversion Notice. The Directors may apply such adjustments (if any) as the Directors consider to be reasonably necessary to reflect this.

7.	Repayment and notice obligations

7.1	Repayment on Change of Control Event or Event of Default

(a)	If a Change of Control Event or Event of Default has occurred, the Holder may require immediate Repayment of some or all of the Holder’s holding of Notes, in each case, by giving a Holder Repayment Notice to the Issuer no later than 20 Business Days after the date of the notice issued by the Issuer under clause 7.4 specifying such event.

(b)	Repayment must occur 5 Business Days after the date of the Holder Repayment Notice given to the Issuer by the Holder.

7.2	Repayment Amount

Where Notes are to be Repaid under these Terms, the Issuer must pay the Holder an amount equal to the Repayment Amount for the relevant Notes on the Repayment Date.

7.3	Repayment Date

The Notes must be Repaid on the date specified in clause 7.1(b) (Repayment Date).

7.4	Notice requirements on Issuer

The Issuer must give written notice to the Holder as soon as reasonably practicable after it becomes aware of the occurrence of:

(a)	a Change of Control Event or an Event of Default; or

(b)	a breach by the Issuer of these Terms.

7.5	Purchase by tender

(a)	Subject to compliance with any applicable law, the Issuer and any of its Subsidiaries may at any time purchase Notes by tender offer, which must be made available to all Holders on a pro rata basis.

(b)	Notes purchased under this clause 7.5 may be held or resold at the discretion of the purchaser and the Notes may also be cancelled at the Issuer’s discretion.

8.	Conversion

8.1	Conversion

(a)	On Conversion of any Notes, the Issuer must:

(i)	redeem each of those Notes for an amount equal to the Repayment Amount; and

(ii)	apply the whole of the amount payable on redemption by subscribing, on behalf of the Holder, for the number of eGlass Shares or Issuer Shares (as the case requires) calculated under clause 8.2.

(b)	The Holder irrevocably and unconditionally:

(i)	acknowledges that compliance with the process set out in clause 8.1(a) is in full and final satisfaction of the Holder’s rights in respect of the relevant Notes (whether as to Face Value or otherwise); and

(ii)	consents to be a member of eGlass or the Issuer (as applicable) and agrees to be bound by the constitution of eGlass or the Issuer.

(c)	Any issue of eGlass Shares or Issuer Shares under this clause 8.1 will have effect on and from, and be deemed to have been made on the Conversion Date.

8.2	Conversion Number

(a)	If clause 5.1(b) applies, the number of eGlass Shares to which the Holder is entitled upon Conversion of Notes is determined by the following formula:

Where:

ARA means the aggregate of the Repayment Amount of the Notes being converted by the Holder on the Conversion Date.

Conversion Price means the IPO Price multiplied by 75% per Note.

(b)	If clause 5.1(b) applies, the number of Issuer Shares to which the Holder is entitled upon Conversion of Notes is determined by the following formula:

Where:

ARA means the aggregate of the Repayment Amount of the Notes being converted by the Holder which is due and payable on the Conversion Date.

Conversion Price means the 30 day VWAP multiplied by 90% per Note.

30 day VWAP means the volume weighted average price per share of Issuer common stock as reported on the NASDAQ for the 30 consecutive trading days up to the day before the Conversion Date.

(c)	Where the number of eGlass Shares or Issuer Shares to be issued to the Holder under clause 8.2(a) or 8.2(b) includes a fraction, that fraction will be rounded up.

9.	Transactions

The Issuer may enter into or vary any borrowing, other financial accommodation, guarantee and indemnity and may acquire, dispose of, create any security interest over or otherwise deal with any assets without requiring any consents from the Holder.

10.	Enforcement

10.1	Events of Default

Each of the following is an Event of Default:

(a)	(Non-payment) the Issuer fails to pay any amount payable by it under any Note within 5 Business Days after the date on which the payment is due;

(b)	(Non-delivery) the Issuer fails to issue Issuer Shares or eGlass fails to issue eGlass Shares (as applicable) on Conversion in accordance with these Terms within 2 Business Days after the date on which such issue is to be made;

(c)	(Breach of other obligations) the Issuer fails to comply with any of its other material obligations under the Terms and such failure remains unremedied for a period of 10 Business Days after the Issuer has received written notice in respect of the failure;

(d)	(Insolvency) an Insolvency Event occurs in respect of the Issuer;

(e)	(Vitiation) all or any material rights or obligations of the Issuer or Holder under these Terms are terminated or are or become void, illegal, invalid, unenforceable or of limited force and effect; and

(f)	(Unlawfulness) it is, at any time unlawful for the Issuer to perform any of its payment obligations under the Notes.

10.2	Consequences of Event of Default

After the occurrence of an Event of Default, and at any time while that Event of Default subsists, the Holder may by notice in writing to the Issuer, exercise all or any of its powers to enforce its rights under these Terms.

11.	General

11.1	Issue of additional equity or debt securities

The Issuer may from time to time without the consent of the Holder create and issue further Notes, any class of share capital or other equity or debt securities and create, issue, secure or guarantee any indebtedness upon such terms, including as to return of contribution or repayment in a Winding Up, as the Issuer may think fit (whether ranking ahead, behind or equally with the Claims of the Holder).

11.2	Voting rights

The Holder may attend, but not vote, at meetings of members of the Issuer unless otherwise provided for by the Corporations Act.

11.3	Ranking of shares

(a)	Subject to clause 11.3(b), each Issuer Share or Holder Share issued or delivered on Conversion will:

(i)	be issued fully paid and free and clear of all encumbrances;

(ii)	be freely transferrable by the Holder and the Issuer must do all things and lodge all documents required under the Corporations Act and, in the case of eGlass, ASX Listing Rules to comply with this obligation.

(b)	The Holder must sign all documents and do all other things (including entering any agreements required by chapter 9 and Appendix 9A of the ASX Listing Rules) that may be necessary or desirable for eGlass to become admitted to the official list of ASX.

11.4	Participation in new issues

The Notes themselves confer no rights to subscribe for new securities in the Issuer, and the Holder acknowledges and agrees that the Issuer is free to issue further Notes or other securities (and to buy back or otherwise acquire Notes or other securities) without further reference to the Holder (except in circumstances where the Issuer has otherwise agreed to refer to the Holder in respect of further issues of Notes or other securities).

11.5	Delivery of shares and payments to the Holder

(a)	Shares which are to be issued or transferred to the Holder upon Conversion are to be registered in the name of the Holder and a holding statement in respect of those shares is to be sent to the Holder (at its registered address).

(b)	Any amount (including for the avoidance of doubt any amount payable on Repayment) which is payable to the Holder in respect of Notes is to be paid in the manner provided in clause 4.5.

12.	Certificate and Register

12.1	Certificate

(a)	Upon registration of a transfer of Notes, the Issuer must cancel the Certificate in respect of those Notes and re- issue a Certificate in respect of the Notes to the transferee.

(b)	Upon Repayment or Conversion of Notes, the Issuer must cancel the Certificate in respect of those Notes.

12.2	Maintenance of Register

The Issuer must prepare and maintain a Register which contains all usual and proper information relating to the Notes including, without limitation:

(a)	the name and address of each holder of Notes;

(b)	the number and Face Value of Notes issued by the Issuer;

(c)	whether Notes held by or on behalf of any noteholder have been repaid, converted or transferred;

(d)	the date of issue, transfer, repayment or conversion of each Note; and

(e)	the number of each Certificate.

12.3	Effect of inscription

(a)	Each inscription in the Register is sufficient and conclusive evidence to all persons and for all purposes that the person whose name is so inscribed is the registered holder of the Note, except in the case of manifest error, fraud or a breach by the Issuer of its obligations under the Terms.

(b)	The Issuer must, if directed by the Holder, record on the Register that the Holder (or nominee) holds its Notes as trustee or custodian for another party.

12.4	Inspection

The Issuer must make the Register available for inspection by the Holder during business hours and as otherwise required by the Corporations Act.

12.5	Replacement

If any Certificate:

(a)	becomes worn out or defaced, the Issuer must upon the Certificate being provided to the Issuer and upon request by the Holder, cancel the Certificate and issue a replacement Certificate to the Holder; and

(b)	is lost or destroyed, the Issuer must upon request by the Holder, cancel the Certificate and issue a replacement Certificate to the Holder.

13.	Notices

13.1	Service of notices

(a)	A notice may be given by the Issuer to any Holder, or in the case of joint Holders to the Holder whose name appears first in the Register:

(i)	personally;

(ii)	by leaving it at the Holder’s address noted in the Register or by sending it by prepaid post (airmail if posted to a place outside Australia) addressed to the Holder’s address noted in the Register;

(iii)	by email, at the delivery address nominated by the Holder.

If the notice is signed, the signature may be original, printed or in digital format.

(b)	A notice given by the Holder to the Issuer must:

(i)	be in writing and signed by a person duly authorised by the sender; and

(ii)	be left at, or sent by prepaid post (airmail if posted from a place outside Australia) to the address last notified by the Issuer, or sent by electronic mail transmission to the email address last notified by the Issuer:

If the notice is signed, the signature may be original, printed or in digital format.

13.2	When notice considered to be received

Any notice is taken to be received:

(a)	if served personally or left at the intended recipient’s address, when delivered;

(b)	if sent by prepaid post, on the third Business Day (or, if posted to or from a place outside Australia, the seventh day) after the date of posting;

(c)	if sent by facsimile, on production of a report by the machine indicating that the transmission has been made in its entirety to the correct fax number; and

(d)	if sent by electronic mail, 24 hours after being sent by the sender, unless the sender receives an error message or out of office message in response to its electronic mail, in which case notice is not taken to be received, but if the result is that a notice would be taken to be given or made on a day that is not a Business Day it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

13.3	Notice to transferor binds transferee

Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the Holder of any Note is bound by every notice which, prior to the person’s name and address being entered in the Register in respect of the Notes, was properly given to the person from whom the person derived title to those Notes.

13.4	Service on deceased Holder

A notice served in accordance with this clause 13 is (despite the fact that the Holder is then deceased and whether or not the Issuer has notice of the Holder’s death) considered to have been properly served in respect of any Notes, whether held solely or jointly with other persons by the Holder, until some other person is registered in the Holder’s place as the Holder or joint Holder. The service is sufficient service of the notice or document on the Holder’s personal representative and any persons jointly interested with the Holder in the Notes.

14.	Amendments to these Terms

14.1	Amendment without consent

At any time, but subject to compliance with the Corporations Act and all other applicable laws, the Issuer may in accordance with these Terms, without the consent of the Holder, amend these Terms if the Issuer is of the opinion that such amendment is of a formal or technical nature or is made to correct a manifest error and the Issuer has provided the Holder with a legal opinion in form and substance satisfactory to the Holder (acting reasonably) addressed to or otherwise able to be relied on by the Holder from legal advisers of recognised standing in Australia acceptable to the Holder (acting reasonably) opining that such amendment (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) is otherwise not prejudicial in any way to the interests of the Holder.

14.2	Amendment with consent

At any time, but subject to clause 14.1 and compliance with the Corporations Act and all other applicable laws, the Issuer may amend these Terms if such amendment is approved by a Holder Resolution.

15.	Governing law and jurisdiction

15.1	Governing law

The Notes and these Terms are governed by the laws of South Australia, Australia.

15.2	Jurisdiction

The Issuer and each Holder submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in South Australia in connection with matters concerning the Notes or these Terms.

16.	Interpretation and Definitions

16.1	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply in the interpretation of these Terms unless the context requires otherwise:

(a)	Unless otherwise specified, the Directors may exercise all powers of the Issuer under these Terms as are not, by the Corporations Act or by the constitution of the Issuer required to be exercised by the Issuer in a general meeting.

(b)	Notices may be given by the Issuer to the Holder in the manner prescribed by the these Terms.

(c)	If a calculation is required under these Terms, unless the contrary intention is expressed, the calculation will be rounded to 2 decimal places. For the purposes of making any payment in respect of the Holder’s aggregate holding of Notes, any fraction of a cent will be disregarded. For the purposes of issuing or transferring shares in respect of the Holder’s aggregate holding of Notes, any fraction of a share will be rounded up.

(d)	Calculations, elections and determinations made by the Issuer under these Terms are binding on the Holder in the absence of manifest error.

(e)	A reference to $ or cents in these Terms is a reference to United States of America currency. A reference to time in these Terms is a reference to Sydney time.

(f)	The terms ‘associate’, ‘relevant interest’, ’scheme of arrangement’ and ‘takeover bid’ when used in these Terms have the meaning given in the Corporations Act.

(g)	A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(h)	If an event under these Terms must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

(i)	If a term is given a defined meaning, different grammatical forms of the term have corresponding meanings.

(j)	The singular includes the plural and the converse.

16.2	Definitions

The following expressions have the following meanings in these Terms:

ASX means ASX Limited (ABN 98 008 624 691) or the securities exchange operated by ASX Limited, as the context requires;

ASX Listing Rules means the listing rules of ASX as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

Business Day means a day on which banks are open for business in Adelaide, Australia, which is not a Saturday, Sunday or public holiday;

Certificate means a certificate in the form set out in Schedule 1;

Change of Control Event means each of:

1	a takeover bid is made to acquire all of the Issuer Shares and the offer under the takeover bid is, or becomes, unconditional and:

●	the bidder has acquired at any time during the offer period (or after the close of the offer period) a relevant interest in more than 50 per cent of the Issuer Shares on issue; or

●	the directors of the Issuer unanimously recommend acceptance of the offer under the takeover bid, and acceptance of that offer would result in the bidder having a relevant interest in 100 per cent of the Issuer Shares on issue; and

2	a court approves a proposed scheme of arrangement which, when implemented, will result in a person having a relevant interest in 100 per cent of the Issuer Shares on issue (where the requisite shareholder approval has also been obtained);

Claim means in respect of any person, any claim, action, demand, suit or proceeding for damages or other monetary compensation, debt, restitution, equitable compensation, account, injunction, specific performance or other remedy that person has or may have, whether under contract, statute or otherwise, against the Issuer;

Conversion means the Holder ceasing to hold Notes and receiving Issuer Shares of esGlass Shares (as applicable) in accordance with clause 8.1, and Convert and Converted have corresponding meanings;

Conversion Date has the meaning given in clause 5.4;

Conversion Notice means a Conversion Notice given by the Holder under clause 5.1 or clause 5.3 in the form set out at Schedule 2;

Conversion Price has the meaning given in clause 8.2(a);

Corporations Act means the Corporations Act 2001 (Cth);

Director means a director of the Issuer;

Event of Default has the meaning given in clause 10.1;

Face Value has the meaning given in clause 2.2(a);

Financial Indebtedness means any indebtedness, present or future, actual or contingent, in relation to money borrowed or raised by the Issuer or any Subsidiary;

Governmental Agency means a government or a governmental, semi-government, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity;

GST means goods and services tax or similar value added tax levied or imposed in Australia under the GST Law (as defined in the GST Act) or otherwise on a supply;

GST Act means A New Tax System (Goods and Services Tax) Act 1999 (Cth);

Holder means a person whose name is for the time being registered in the Register as the holder of Notes;

Holder Notice means a Conversion Notice or a Holder Repayment Notice;

Holder Repayment Notice means a notice given by the Holder to the Issuer to Repay Notes under clause 7.1 in the form as set out in Schedule 3;

Holder Resolution means a resolution in writing signed by Holders who hold more than 90 per cent in terms of aggregate Face Value of the Notes on issue which resolution may be contained in one document or in several documents in like form each signed by one or more Holders, but only if a copy of the resolution has been delivered to all persons who would otherwise be entitled to receive notice of a meeting and in like form);

Insolvency Event occurs in relation to a body corporate if:

1	it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act); or

2	it has a controller (as defined in the Corporations Act) appointed, or is in receivership, in receivership and management, in liquidation, in provisional liquidation, under administration or wound up or has had a receiver appointed to any part of its property; or

3	it is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute, dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the creditors); or

4	an application or order has been made (and, in the case of an application, it is not stayed, withdrawn or dismissed within 30 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of 1, 2 or 3 above; or

5	it is taken (under section 459(F)(1) of the Corporations Act) to have failed to comply with a statutory demand; or

6	it is the subject of an event described in section 459(C)(2)(b) or section 585 of the Corporations Act (or it makes a statement from which a creditor reasonably deduces it is so subject); or

7	it is otherwise unable to pay its debts when they fall due; or

8	something having a substantially similar effect to 1 to 7 happens in connection with it under the law of any jurisdiction;

IPO means an initial public offering of shares in eGlass pursuant to a prospectus to be lodged with ASIC, in support of an application by eGlass to be admitted to the official list of ASX;

IPO Price means the price at which new shares in eGlass are offered to the public pursuant to the IPO;

Issue Date means in relation to the Notes, the date on which the Notes are issued, which is expected to be on or around June 15, 2022;

Issue Price has the meaning given in clause 2.2(b);

Issuer means Integrated Media Technology Limited ACN 132 653 948;

Issuer Share means an ordinary fully paid share in the capital of the Issuer;

Notes has the meaning given in clause 2.1;

Record Date in relation to any payment to be made under or in respect of the Notes, 7:00pm (Sydney time) on the date which is 20 Business Days before the due date for payment;

Register means the register of Holders as provided for in clause 12.2;

Repayment means the repayment of Notes in accordance with clause 7, and Repaid and Repay have corresponding meanings;

Repayment Amount means an amount equal to the Face Value;

Repayment Date has the meaning given in clause 7.3;

Security Interest means any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind and includes:

1	any right of or arrangement with any creditors to have a claim satisfied in priority to other creditors with or from the proceeds of any asset; and

2	retention of title (other than in the ordinary course of day-to-day trading) and a deposit of money by way of security;

eGlass means eGlass Technologies Ltd ACN 659 782 028;

eGlass Share means an ordinary fully paid share in the capital of eGlass;

Subsidiary has the meaning given in the Corporations Act, but an entity will also be taken to be a Subsidiary of an entity if it is controlled by that entity (expressions used in this definition have the meanings given for the purposes of Chapter 2M of the Corporations Act) and, without limitation:

1	a trust may be a Subsidiary, for the purposes of which a unit or other beneficial interest will be regarded as a share; and

2	an entity may be a Subsidiary of a trust if it would have been a Subsidiary if that trust were a corporation;

Tax means any tax, levy, impost, deduction, charge, rate, duty, compulsory loan or withholding which is levied or imposed by a Governmental Agency, and any related interest, penalty, charge, fee or other amount. It includes GST;

Tax Act means:

1	the Income Tax Assessment Act 1936 (Cth) or the Income Tax Assessment Act 1997 (Cth) as the case may be, as amended, and a reference to any section of the Income Tax Assessment Act 1936 (Cth) includes a reference to that section as rewritten in the Income Tax Assessment Act 1997 (Cth); and

2	any other statute setting the rate of income tax payable and any regulation promulgated thereunder;

Terms mean these terms of issue for the Notes;

Winding Up means in respect of a person the appointment of a liquidator or provisional liquidator of that person (and where the appointment is made by a court, by a court of competent jurisdiction in Australia).

Schedule 1

Certificate

Convertible Note Certificate
Certificate Number: [insert number]

[Name]

(Company)

THIS IS TO CERTIFY that [insert name, ACN or ABN (if any) and address] (the Noteholder) is the registered holder of [insert number] Notes with a face value of $1.00 each issued by the Company on [insert date].

Capitalised terms used but not defined in this certificate have the same meaning as defined in the terms of issue of the Notes.

Signed, sealed and delivered by
[IMTE] by

Schedule 2

Form of Conversion Notice
To: The Directors

[  ]
(Company)

I/We refer to the terms of issue of the Notes constituting the Notes between the Holder and the Company (the Terms). Capitalised terms used but not defined in this notice have the meanings given in the Terms.

We, being the Holder of [insert number] Notes (or on whose behalf the Notes are held), hereby exercise our right under the Terms to require the Company to Convert [insert number] Notes on [insert date] into [Issuer Shares/eGlass Shares] at the Conversion Price of [insert price] in accordance with the Terms.

The original Certificate is enclosed. [Insert execution block]

Dated: [*]

Schedule 3

Form of Holder Repayment Notice

To: The Directors

[  ]
(Company)

I/We refer to the terms of issue of the Notes constituting the Notes between the Holder and the Company (the Terms). Capitalised terms used but not defined in this notice have the meanings given in the Terms.

We, being the Holder of [insert number] Notes (or on whose behalf the Notes are held), hereby exercise our right under the Terms to require the Company to Repay [insert number] Notes.

The Company must pay [insert amount], being the Repayment Amount, in immediately available and freely transferable funds by direct credit into [insert account details] on [insert] in accordance with the Terms.

The original Certificate is enclosed. [Insert execution block]

Dated: [*]

Schedule 2 – Warrant Exercise Notice

To: [  ] (Company)

In accordance with the subscription agreement dated [insert date] and made between the Company and [  ] (Subscriber) (Agreement), the Subscriber:

(a)	irrevocably notifies you that the Subscriber exercises its rights under the Agreement to exercise [insert number] of Warrants by giving this notice to the Company under clause 6.3 and encloses the documents required under that clause;

(b)	requires you to issue [insert] Shares to the Subscriber for the Warrant Exercise Price on the terms of the Agreement;

(c)	agrees to hold all Shares issued to it on and subject to the provisions of the Constitution; and

(d)	undertakes to pay to the Company the Settlement Price in Immediately Available Funds.

Terms which are used in this notice and have a defined meaning in the Agreement have that meaning in this notice.

Dated:

Signed by
[ ]

by

Schedule 3 – Warrant Terms

TERMS AND CONDITIONS OF UNLISTED WARRANTS

(a)	Each warrant (Warrant) issued by eGlass Technologies Ltd (eGlass) on these terms and conditions entitles its holder (Warrantholder) to the issue of one (1) fully paid ordinary share in the capital of eGlass (Share) upon delivery of a Warrant Exercise Notice and payment of the Warrant Exercise Price (as defined below) at any time following issue of the Warrant but before 5.00pm (Adelaide Time) on the relevant Warrant Expiry Date (Exercise Period).

(b)	Capitalised terms used but not defined in these Warrant Terms have the same meaning as defined in the subscription agreement between the eGlass, Integrated Media Technology Ltd and [ ] (Agreement).

(c)	A Warrantholder may exercise Warrants at any time during the Exercise Period.

(d)	The Warrant Exercise Price is the amount equal to the IPO Price.

(e)	The Warrants are assignable and transferrable.

(f)	The Warrants may be exercised by the Subscriber at any time prior to the relevant Warrant Expiry Date by delivering to the Company a Warrant Exercise Notice duly executed by the Subscriber (together with the relevant Warrant Certificate), specifying the number of Warrants being exercised, which number must be an integral multiple of 50,000, or whatever number of Warrants remain if there are less than 50,000 (the Relevant Number) and paying to the Company in Immediately Available Funds, upon the date of the issue of Shares in connection with the exercise of the relevant Warrants, an amount equal to the Warrant Exercise Price multiplied by the Relevant Number (Settlement Price).

(g)	The Warrantholder must, upon the same Business Day as the issue of Shares under exercise of Warrants, pay the Settlement Price to the Company in immediately available funds.

(h)	The Warrants expire on the Warrant Expiry Date.

(i)	Until the exercise or expiry of all the Warrants, the Company will:

(i)	give the Warrantholder notice of all general meetings of the Company and of all resolutions to be considered at those meetings at the same time the shareholders of the Company are issued with such notices; and

(ii)	not do anything by way of altering its constitution or otherwise which has the effect of changing or converting any Shares into shares of another class, or restricts the Company’s ability to issue Shares on the exercise of Warrants.

(j)	Until the exercise or expiry of all of the Warrants, the Company must ensure that the Warrantholder is given at least 10 Business Days written notice prior to the Record Date in relation to any pro-rata issue of shares or rights to subscribe for shares issued or to be issued by the Company (Additional Rights).

(k)	A Warrant does not confer any voting rights or rights to dividends.

(l)	A Warrant does not confer any right on the Warrantholder to participate in a new issue without exercising the Warrant.

(m)	The Warrantholder will be entitled to participate in any rights to take up Additional Rights on the same terms and conditions as applicable to the other offerees or shareholders of the Company provided that the Warrantholder has exercised any Warrant prior to the Record Date for the relevant offer.

(n)	Any Shares issued to the Warrantholder as a result of the exercise of a Warrant will rank pari passu in all respects with all other Shares then on issue. Shares issued upon the exercise of Warrants will only carry an entitlement to receive a dividend if they were issued on or before the Record Date for that dividend.

(o)	The Warrantholder has the right for the Warrant Exercise Price to be adjusted in accordance with these Warrant Terms.

(p)	In the event of a pro rata issue of Shares by the Company (except a bonus issue), the Warrant Exercise Price for each Warrant will be adjusted in accordance with Listing Rule 6.22.2 of the ASX Listing Rules (which adjustment formula will apply even where the Company is not admitted to the official list of the ASX).

(q)	If there is a bonus issue to the holders of Shares, the number of Shares over which the Warrants are exercisable may be increased by the number of Shares which the Warrantholder would have received if the Warrant had been exercised before the record date for the bonus issue.

(r)	If the Company reorganises its capital, the rights of a Warrantholder (and the Warrant Exercise Price) will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital, at the time of the reorganisation.

(s)	The terms of Warrants applicable to a particular Warrantholder may be varied at any time by written agreement between the Company and the relevant Warrantholder.

(t)	If any Warrant Certificate is lost, stolen, mutilated, defaced or destroyed, the holder of the relevant Warrants may apply for a replacement Warrant Certificate. The application must be accompanied by:

(i)	a written statement that the certificate has been lost or destroyed and not otherwise pledged, sold or otherwise disposed of;

(ii)	if the certificate has been lost, a written statement that proper searches have been made; and

(iii)	an undertaking that, if the certificate is found or received by the holder of the relevant Warrants, it will be returned to the Company.

(u)	The Company must issue a replacement Warrant Certificate within 5 Business Days after receipt of the documents referred to above.

These terms and the Warrants are governed by the laws of South Australia, Australia.

Schedule 4 – Warrant Certificate

Warrant Certificate

Certificate Number: [insert number]
[  ]

(Company)

THIS IS TO CERTIFY that [insert] (the Warrantholder) is the registered holder of [insert] Warrants with an Warrant Exercise Price of [insert], subject to adjustment, each issued by the Company on [insert].

Capitalised terms used but not defined in this certificate have the same meaning as defined in the terms of issue of the Warrants.

Signed, sealed and delivered by
[  ]

by

Executed as an agreement on

Executed by Integrated Media Technology Limited in accordance with section 127 of the Corporations Act 2001 (Cth):

Director	Director/Company Secretary

Name (please print)	Name (please print)

Executed by eGlass Technologies Ltd in accordance with section 127 of the Corporations Act 2001 (Cth):
Director	Director/Company Secretary

Name (please print)	Name (please print)

Executed by [ ] in accordance with section 127 of the Corporations Act 2001 (Cth):
Signature

Name (please print)